Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-271861

Prospectus Supplement No. 5

(To Prospectus dated October 2, 2023)

ECARX Holdings Inc.

23,871,971 CLASS A ORDINARY SHARES UNDERLYING WARRANTS,

291,679,672 CLASS A ORDINARY SHARES AND

8,872,000 WARRANTS TO PURCHASE CLASS A ORDINARY SHARES

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated October 2, 2023 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form F-1 (Registration No. 333-271861), as amended and supplemented, including by Post-Effective Amendment No. 1 thereto (Registration Statement No. 333-271861), with the information contained in our Current Reports on Form 6-K, furnished with the Securities and Exchange Commission on February 22, 2024 and February 28, 2024. The Prospectus relates to (i) the issuance by ECARX Holdings Inc. of up to 23,871,971 Class A Ordinary Shares, and (ii) the offer and resale from time to time by the selling securityholders identified in the Prospectus or their pledgees, donees, transferees, assignees or other successors in interest (that receive any of the securities as a gift, distribution, or other non-sale related transfer) of up to (a) 291,679,672 Class A Ordinary Shares (including 8,872,000 Class A Ordinary Shares issuable upon the exercise of the Sponsor Warrants), and (b) up to 8,872,000 Sponsor Warrants.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Class A ordinary shares and warrants are listed on the Nasdaq Stock Market LLC (“Nasdaq”) under the trading symbols “ECX” and “ECXWW,” respectively. On February 26, 2024, the closing price of our Class A ordinary shares on Nasdaq was $2.82 per share, and the closing price of our warrants on Nasdaq was $0.03 per warrant.

We may further amend or supplement the Prospectus and this prospectus supplement from time to time by filing amendments or supplements as required. You should read the entire Prospectus, this prospectus supplement and any amendments or supplements carefully before you make your investment decision.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 12 of the Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the U.S. Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 28, 2024.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-41576

ECARX Holdings Inc.

(Translation of registrant’s name into English)

ECARX office, 2nd Floor South, International House

1 St. Katharine’s Way

London E1W 1UN

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release—ECARX Cloudpeak digital cockpit software stack will be essential element for sustainable future growth in the software-defined vehicle era

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECARX Holdings Inc.

By		/s/ Jing (Phil) Zhou
Name	:	Jing (Phil) Zhou
Title	:	Chief Financial Officer

Date: February 22, 2024

Exhibit 99.1

ECARX Cloudpeak digital cockpit software stack will be essential element for sustainable future growth in the software-defined vehicle era

February 22, 2024, London, UK – ECARX (Nasdaq: ECX) ("ECARX"), the global automotive technology provider, has developed and deployed its ECARX Cloudpeak digital cockpit software stack to meet the requirements of automotive manufacturers in the software-defined vehicle era.

ECARX Cloudpeak was developed by ECARX’s global R&D teams in collaboration with HaleyTek – the joint venture between ECARX and Volvo Cars, located in Gothenburg, Sweden. Based on the Android Automotive operating system and Linux, Cloudpeak is a fully flexible, modular platform created to provide global automotive OEMs with an intelligent foundation for the state-of-the-art infotainment and advanced driver assistance systems (ADAS) of today, and the software-defined vehicles of tomorrow. One of the first applications for ECARX Cloudpeak is Volvo EX30 fully electric SUV.

Peter Cirino, Chief Operating Officer of ECARX, said: “We’re delighted with the incredible success that Volvo EX30 has already achieved, and this award-winning vehicle is the perfect showcase for Cloudpeak’s capability. Cloudpeak is a key product line for ECARX and leverages our unique ability to develop full-stack solutions in-house, and in close collaboration with other suppliers, technology companies, and automotive OEMs. This ensures world-class functionality and robustness, enabling us to support our customers’ ambitions, and, at the same time, our ambition to build the ultimate vehicle mind in the era of the software-defined vehicles.”

Volvo EX30 is Volvo’s latest fully electric SUV, designed to make people’s lives safer, more convenient, and more enjoyable. The showpiece of its stylish interior is an infotainment system built around a single 12.3-inch touchscreen, mounted in the center of the instrument panel, and offers a contextual user experience to make it simpler and more intuitive for the driver to interact with. It also offers driver display views – such as calm view and surround view – designed to give the driver the information they need and want the most. The system’s 5G connectivity and over-the-air software updates enable a host of cloud-enabled features and makes it easy for new functions to be added.

ECARX Cloudpeak manages the seamless integration of all the information an EX30’s driver needs, including navigation instructions from Google Maps, hands-free help from Google Assistant just by saying, ‘Hey Google’, and apps from Google Play – in addition to wireless Android Auto and, for the first time in a Volvo, wireless Apple CarPlay. Cloudpeak is also networked to the vehicle's comprehensive suite of ADAS features, including collision avoidance and mitigation, pedestrian and cyclist steering avoidance, traffic jam assist, lane change assist, park pilot assist, door opening alert, and 360° camera.

The EX30 application is a true global success story for Volvo Cars and for ECARX as strong customer demand sees the vehicle launching in more markets worldwide, and with Volvo adding production capacity for this key model in its Ghent plant, Belgium, from 2025.

Software platforms are forecast to experience a 12% CAGR by 2030, reaching a market value of $13 billion1. The main driver for growth is ADAS1, in which ECARX has proven expertise and partnerships with some of the world’s leading technology companies.

1 BCG article: ‘Where Will Software Drive the Auto Industry Next?’; 06.10.23

Google, Google Play and Google Maps are trademarks of Google LLC.

About ECARX

ECARX (Nasdaq: ECX) is a global automotive technology provider with the capabilities to deliver turnkey solutions for next-generation smart vehicles, from the system on a chip (SoC), to central computing platforms, and software. As automakers develop new electric vehicle architectures from the ground up, ECARX is developing full-stack solutions to enhance the user experience, while reducing complexity and cost.

Founded in 2017 and listed on the Nasdaq in 2022, ECARX now has almost 2,000 employees based in 11 major locations in UK, USA, Sweden, China and Germany. The co-founders are two automotive entrepreneurs, Chairman and CEO Ziyu Shen, and Eric Li (Li Shufu), who is also the founder and chairman of Zhejiang Geely Holding Group — with ownership interests in global brands including Lotus, Lynk & Co, Polestar, smart, and Volvo Cars. ECARX also works with other well-known automakers, including FAW and Dongfeng Peugeot-Citroën. To date, ECARX products can be found in over 5.6 million vehicles worldwide.

Forward-Looking Statements

This release contains statements that are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s beliefs and expectations as well as on assumptions made by and data currently available to management, appear in a number of places throughout this document and include statements regarding, amongst other things, results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate. The use of words “expects”, “intends”, “anticipates”, “estimates”, “predicts”, “believes”, “should”, “potential”, “may”, “preliminary”, “forecast”, “objective”, “plan”, or “target”, and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties that could cause actual results to differ materially, including, but not limited to statements regarding our intentions, beliefs or current expectations concerning, among other things, results of operations, financial condition, liquidity, prospects, growth, strategies, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, and the markets in which we operate.

For a discussion of these and other risks and uncertainties that could cause actual results to differ materially from those expressed in any forward-looking statement, see ECARX’s filings with the U.S. Securities and Exchange Commission. ECARX undertakes no obligation to update or revise and forward-looking statements to reflect subsequent events or circumstances, except as required by applicable law.

Investor Contacts:
Rene Du
ir@ecarxgroup.com

Media Contacts:

media@ecarxgroup.com

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number 001-41576

ECARX Holdings Inc.

(Translation of registrant’s name into English)

5/F, Building 1, Zhongteng Building

2121 Longteng Avenue

Xuhui District, Shanghai 200232

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release — ECARX Announces Fourth Quarter 2023 Financial Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECARX Holdings Inc.

	By		/s/ Jing (Phil) Zhou
	Name	:	Jing (Phil) Zhou
	Title	:	Chief Financial Officer

Date: February 28, 2024

Exhibit 99.1

ECARX Announces Fourth Quarter and Full Year 2023 Unaudited Financial Results

Shanghai, China, February 28, 2024 — ECARX Holdings Inc. (Nasdaq: ECX) (“ECARX” or the “Company”), a global mobility tech provider, today announced unaudited financial results for the quarter ended December 31, 2023.

“ECARX closed out 2023 on a high note, delivering a 31% year-over-year increase in revenues and significantly narrowing our net loss for the full year,” said ECARX Chairman and CEO Ziyu Shen. “Our innovative digital cockpit solutions are gaining considerable traction in the market as we bring our sophisticated in-car experience to new EV models with truly international reach and build stronger brand awareness among global automotive OEMs. This was reflected in the launch of the Polestar 4 and Volvo EX30 during the quarter which showcased our customized OS and Cloudpeak software stack. We also added one new mass-market Japanese brand and secured multiple EV project wins through our strategic collaboration with one of China’s top automotive OEM groups which underscores our ability to seamlessly develop full-stack solutions in close cooperation with our partners. While we continue to invest in our future long-term growth, we are simultaneously working to improve operating efficiency across our supply chain to build a sustainable path towards profitability as our business scale grows. With growth momentum picking up, we are confident in our ability to capitalize on the long-term growth of the EV sector, both in China and globally, to create substantial value for our shareholders.”

Fourth Quarter 2023 Financial Results:

•	Total revenue of RMB1,868.7 million (US$263.1 million), up 22% year-over-year (“YoY”).

◦	Sales of goods revenue of RMB1,313.0 million (US$184.9 million), up 26% YoY, primarily driven by the increase in sales volume for digital cockpits with the launches of Geely Auto and Geely Ecosystems new vehicle programs.

◦	Software license revenue of RMB92.6 million (US$13.0 million), down 62% YoY, primarily due to RMB133.3 million intellectual property licenses revenue recorded in the same period last year, and a decrease in the operating software sales volume.

◦	Service revenue of RMB463.1 million (US$65.2 million), up 95% YoY, due to the service completion and delivery of Volvo EX30 and Polestar 4 during the quarter.

•	Total cost of revenue was RMB1,437.2 million (US$202.5 million), up 31% YoY, primarily driven by an increase in sales volume of digital cockpits and service revenue.

•	Gross profit of RMB431.5 million (US$60.6 million), up 1% YoY, giving a gross margin of 23%.

•	Research and development expenses were RMB473.4 million (US$66.7 million), down 7% due to lower share-based compensation expenses during the quarter offset by a higher investment in our core product roadmap and international research and development expansion.

•	Selling, general and administrative expenses and others, net were RMB255.4 million (US$36.0 million), down 60% YoY, primarily driven by lower share-based compensation expenses in the quarter and merger expenses of RMB34.9million recorded in the same quarter last year.

•	Net loss of RMB322.9 million (US$45.7 million), down 57% YoY and up 15% quarter-over-quarter (“QoQ”). The YoY decrease was primarily attributed to lower share-based compensation expenses in the quarter while the QoQ increase was mainly due to higher research and development expenses.

•	Adjusted EBITDA (non-GAAP) loss of RMB232.4 million (US$32.9 million), up from Adjusted EBITDA (non-GAAP) loss of RMB221.5 million from the same period last year.

•	Total cash of RMB588.2 million (US$82.8 million), including RMB27.1 million (US$3.8 million) in restricted cash, as of December 31, 2023.

1/9

Full Year 2023 Financial Results:

On June 30, 2023, ECARX signed transaction agreements to increase its investment and took a controlling financial interest in JICA Intelligent Robotics Co., Ltd. (“JICA”), an entity under common control. Consequently, these consolidated results have been presented by combining assets, liabilities, revenues, expenses and equity of Ecarx and JICA using the pooling-of interests method as if the transaction occurred at the beginning of the comparative period presented. All intercompany transactions and balances between the combining entities have been eliminated.

•	Total revenue was RMB4,666.1 million (US$657.1 million), up 31% compared to RMB3,562.1 million in 2022.

◦	Sales of goods revenue was RMB3,311.5 million (US$466.4 million), up 36% compared to RMB2,434.0 million in 2022, primarily driven by an increase in sales volume of digital cockpits with the launches of Geely Auto & Geely Ecosystem brands new vehicle programs, as well as the ramp-up of new digital cockpit sales volumes and the shift in portfolio revenue mix from infotainment head units (IHUs) to digital cockpits, which have a higher total revenue per unit.

◦	Software license revenue was RMB444.8 million (US$62.6 million), up 10% compared to RMB404.5 million in 2022, primarily driven by intellectual property licenses and new software solutions revenue growth.

◦	Service revenue was RMB909.8 million (US$128.1 million), up 26% compared to RMB723.6 million in 2022, was primarily contributed by higher design and development service revenue with the delivery of new EV models Volvo EX30 and Polestar 4.

•	Total cost of revenue was RMB3,396.2 million (US$478.3 million), up 32% compared to RMB2,568.1 million in 2022, primarily driven by an increase in sales volume of digital cockpits and higher mix of new digital cockpits which have a higher total cost per unit. The increased sales volume and these new digital cockpits contributed to the increase in the cost of goods sold. The increase in cost of services was mainly due to the increase in revenues from the design and development of automotive computing platforms.

•	Gross profit was RMB1,269.9 million (US$178.8 million), up 28% compared to RMB994.0 million in 2022, giving a gross margin of 27% (compared to 28% in 2022).

•	Research and development expenses were RMB1,264.3 million (US$178.1 million), down 5% compared to RMB1,332.8 million in 2022, mainly due to lower share-based compensation expenses during the year offset by a higher investment in our core product roadmap and international research and development expansion.

•	Selling, general and administrative expenses and others, net were RMB923.4 million (US$130.1 million), down 28% compared to RMB1,289.3 million in 2022, primarily driven by lower share-based compensation expenses during the year.

•	Net loss of RMB1,015.3 million (US$143.2 million), down 37% compared to RMB1,606.9 million in 2022, primarily attributable to incremental gross profit from revenue growth and lower share-based compensation expense during the year offset by gains on deconsolidation of a subsidiary and an equity security, and higher government grants recorded in 2022 compared to 2023.

•	Adjusted EBITDA (non-GAAP) loss of RMB710.3 million (US$100.2 million), an improvement from Adjusted EBITDA (non-GAAP) loss of RMB746.9 million in 2022.

Fourth Quarter 2023 Business Development:

•	Expanding Global Customer Base and Partnerships

◦	Over 6 million vehicles on the road with ECARX products as of December 31, 2023

◦	Solid and growing pipeline with 49 vehicle models equipped with ECARX solutions expected to launch over the next 18 months

◦	Added a mass-market Japanese brand to the Company’s customer base

◦	Secured multiple project wins for EV models through our strategic collaboration with one of China’s top automotive OEM groups and three project wins within the Geely ecosystem

◦	Strengthened collaboration with Black Sesame to bring powerful ADAS solutions to the market and to further develop our intelligent driving ecosystem

◦	Formed joint venture with smart to drive development of intelligent automotive products

2/9

•	Vehicle Launches

◦	Volvo EX30 equipped with ECARX Cloudpeak launched across 33 markets internationally

◦	Polestar 4 equipped with Polestar OS, the customized OS based on Flyme Auto, and the integrated driver-assist system developed in partnership with Mobileye

# # #

Conference Call and Webcast Details

ECARX will host a webcast of its earnings conference call today, Wednesday, February 28, 2024, at 8:00 a.m. EST. To access the webcast, visit the News and Events section of the ECARX Investor Relations website, or visit the following link – https://edge.media-server.com/mmc/p/csskvz6t

To join the earnings call by telephone, participants must preregister at https://register.vevent.com/register/BI6210d5b9045a49d98d4d19261b4f1ff7 to receive dial-in information.

A replay of the webcast and presentation materials will be available on the Company’s Investor Relations website under the results and reports section following the event.

About ECARX

ECARX (Nasdaq: ECX) is a global automotive technology provider with the capabilities to deliver turnkey solutions for next-generation smart vehicles, from the system on a chip (SoC), to central computing platforms, and software. As automakers develop new electric vehicle architectures from the ground up, ECARX is developing full-stack solutions to enhance the user experience, while reducing complexity and cost.

Founded in 2017 and listed on the Nasdaq in 2022, ECARX now has over 2,000 employees based in 11 major locations in China, UK, USA, Sweden, Germany and Malaysia. The co-founders are two automotive entrepreneurs, Chairman and CEO Ziyu Shen, and Eric Li (Li Shufu), who is also the founder and chairman of Zhejiang Geely Holding Group — with ownership interests in global brands including Lotus, Lynk&Co, Polestar, Smart, and Volvo Cars. ECARX also works with other well-known automakers, including FAW and Dongfeng Peugeot-Citroën. To date, ECARX products can be found in over 6 million vehicles worldwide.

Forward-Looking Statements

This release contains statements that are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s beliefs and expectations as well as on assumptions made by and data currently available to management, appear in a number of places throughout this document and include statements regarding, amongst other things, results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate. The use of words “expects”, “intends”, “anticipates”, “estimates”, “predicts”, “believes”, “should”, “potential”, “may”, “preliminary”, “forecast”, “objective”, “plan”, or “target”, and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties that could cause actual results to differ materially, including, but not limited to statements regarding our intentions, beliefs or current expectations concerning, among other things, results of operations, financial condition, liquidity, prospects, growth, strategies, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, and the markets in which we operate.

For a discussion of these and other risks and uncertainties that could cause actual results to differ materially from those expressed in any forward-looking statement, see ECARX’s filings with the U.S. Securities and Exchange Commission. ECARX undertakes no obligation to update or revise forward-looking statements to reflect subsequent events or circumstances, except as required by applicable law.

Translation of results into U.S. dollars

This announcement contains translations of certain Renminbi (RMB) amounts into U.S dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB7.0999 to US$1.00, the noon buying rate in effect on December 29, 2023 as set forth in the H.10 Statistical Release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

3/9

Non-GAAP Financial Measure

The Company uses adjusted EBITDA (non-GAAP) in evaluating its operating results and for financial and operational decision-making purposes. Adjusted EBITDA is defined as net loss excluding interest income, interest expense, income tax expenses, depreciation of property and equipment, amortization of intangible assets, and share-based compensation expenses.

The Company presents the non-GAAP financial measure because it is used by the management to evaluate the Company’s operating performance and formulate business plans. The Company believes that the non-GAAP measure helps identify underlying trends in its business that could otherwise be distorted by the effects of certain expenses that are included in net loss. The Company also believes that the use of the non-GAAP measure facilitates investors’ assessment of its operating performance.

Adjusted EBITDA (non-GAAP) should not be considered in isolation or construed as alternatives to net loss or any other measures of performance or as indicators of the Company’s operating performance. Investors are encouraged to compare the Company’s historical adjusted EBITDA (non-GAAP) to the most directly comparable GAAP measure, net loss. Adjusted EBITDA (non-GAAP) presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review the financial information in its entirety and not rely on a single financial measure.

For more information on the non-GAAP financial measure, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Investor Contacts:

Rene Du

ir@ecarxgroup.com

Media Contacts:

ecarx@christensencomms.com

4/9

ECARX Holdings Inc.

Condensed Consolidated Balance Sheets

	As of December 31, 2022	As of December 31, 2023
Millions, otherwise noted	RMB	RMB	USD
ASSETS
Current assets
Cash	860.5	561.1	79.0
Restricted cash	41.0	27.1	3.8
Short-term investments	—	137.9	19.4
Accounts receivable – third parties, net	418.2	285.8	40.3
Accounts receivable – related parties, net	835.3	1,545.8	217.7
Notes receivable	179.1	54.6	7.7
Inventories	182.6	160.8	22.6
Amounts due from related parties	911.7	74.1	10.4
Prepayments and other current assets	424.9	441.7	62.5
Total current assets	3,853.3	3,288.9	463.4

Non-current assets
Long-term investments	353.9	301.0	42.4
Operating lease right-of-use assets	99.7	125.2	17.6
Property and equipment, net	139.6	120.8	17.0
Intangible assets, net	44.9	179.3	25.3
Other non-current assets – third parties	26.0	28.2	4.0
Other non-current assets – related parties	213.7	224.3	31.6
Total non-current assets	877.8	978.8	137.9
Total assets	4,731.1	4,267.7	601.3

LIABILITIES
Current liabilities
Short-term borrowings	870.0	1,200.0	169.0
Accounts payable - third parties	1,445.2	1,818.0	256.1
Accounts payable - related parties	241.8	278.8	39.3
Notes payable	168.4	10.0	1.4
Amounts due to related parties	42.8	35.7	5.0
Contract liabilities, current - third parties	4.7	0.6	0.1
Contract liabilities, current - related parties	316.7	207.0	29.2
Current operating lease liabilities	31.1	35.1	4.9
Accrued expenses and other current liabilities	785.3	614.5	86.6
Income tax payable	21.6	15.8	2.2
Total current liabilities	3,927.6	4,215.5	593.8

Non-current liabilities
Contract liabilities, non-current - third parties	0.1	—	—
Contract liabilities, non-current - related parties	282.0	134.0	18.9
Convertible notes payable, non-current	439.9	455.7	64.2
Operating lease liabilities, non-current	68.8	107.6	15.2
Warrant liabilities, non-current	16.5	5.1	0.7
Provisions	30.7	90.9	12.8
Other non-current liabilities	—	93.3	13.1
Total non-current liabilities	838.0	886.6	124.9

5/9

ECARX Holdings Inc.

Condensed Consolidated Balance Sheets (continued)

	As of December 31, 2022	As of December 31, 2023
Millions, otherwise noted	RMB	RMB	USD
Total liabilities	4,765.6	5,102.1	718.7

SHAREHOLDERS' DEFICIT
Ordinary Shares	—	—	—
Additional paid-in capital	5,919.7	6,093.7	858.3
Accumulated deficit	(5,730.2)	(6,670.4)	(939.5)
Accumulated other comprehensive loss	(385.9)	(344.7)	(48.5)
Total deficit attributable to ordinary shareholders	(196.4)	(921.4)	(129.7)
Non-redeemable non-controlling interests	161.9	87.0	12.3
Total shareholders' deficit	(34.5)	(834.4)	(117.4)
Liabilities and shareholders' deficit	4,731.1	4,267.7	601.3

6/9

ECARX Holdings Inc.

Condensed Consolidated Statement of Comprehensive Loss

	Three months Ended December 31			Year Ended December 31
	2022	2023	2023	2022	2023	2023
Millions, otherwise noted	RMB	RMB	USD	RMB	RMB	USD
Revenue
Sales of goods revenue	1,044.0	1,313.0	184.9	2,434.0	3,311.5	466.4
Software license revenue	246.7	92.6	13.0	404.5	444.8	62.6
Service revenue	237.6	463.1	65.2	723.6	909.8	128.1
Total revenue	1,528.3	1,868.7	263.1	3,562.1	4,666.1	657.1
Cost of goods sold	(873.7)	(1,167.6)	(164.5)	(1,970.8)	(2,734.0)	(385.1)
Cost of software licenses	(63.1)	(21.8)	(3.1)	(126.8)	(120.3)	(16.9)
Cost of services	(163.2)	(247.8)	(34.9)	(470.5)	(541.9)	(76.3)
Total cost of revenue	(1,100.0)	(1,437.2)	(202.5)	(2,568.1)	(3,396.2)	(478.3)
Gross profit	428.3	431.5	60.6	994.0	1,269.9	178.8

Research and development expenses	(508.4)	(473.4)	(66.7)	(1,332.8)	(1,264.3)	(178.1)
Selling, general and administrative expenses and others, net	(644.0)	(255.4)	(36.0)	(1,289.3)	(923.4)	(130.1)
Total operating expenses	(1,152.4)	(728.8)	(102.7)	(2,622.1)	(2,187.7)	(308.2)
Loss from operation	(724.1)	(297.3)	(42.1)	(1,628.1)	(917.8)	(129.4)

Interest income	5.0	7.6	1.1	13.8	30.5	4.3
Interest expenses	(16.1)	(21.2)	(3.0)	(44.5)	(79.3)	(11.2)
Share of results of equity method investments	(3.6)	(7.4)	(1.0)	(71.9)	(43.1)	(6.1)
Gain on deconsolidation of a subsidiary	—	—	—	72.0	—	—
Foreign currency exchange gains/(losses)	1.7	3.7	0.5	(18.2)	(10.3)	(1.5)
Others, net	5.1	(12.2)	(1.7)	99.1	1.1	0.2
Loss before income taxes	(732.0)	(326.8)	(46.2)	(1,577.8)	(1,018.9)	(143.7)
Income tax (expenses)/benefits	(20.1)	3.9	0.5	(29.1)	3.6	0.5
Net loss	(752.1)	(322.9)	(45.7)	(1,606.9)	(1,015.3)	(143.2)
Net loss attributable to non-redeemable non-controlling interests	20.1	28.0	3.9	42.5	75.0	10.6
Net loss attributable to redeemable non-controlling interests	—	—	—	0.5	—	—
Net loss attributable to ECARX Holdings Inc.	(732.0)	(294.9)	(41.8)	(1,563.9)	(940.3)	(132.6)
Accretion of redeemable non-controlling interests	—	—	—	(0.7)	—	—
Net loss available to ECARX Holdings Inc.	(732.0)	(294.9)	(41.8)	(1,564.6)	(940.3)	(132.6)
Accretion of Redeemable Convertible Preferred Shares	(78.1)	—	—	(354.9)	—	—
Net loss attributable to ECARX Holdings Inc. ordinary shareholders	(810.1)	(294.9)	(41.8)	(1,919.5)	(940.3)	(132.6)
Net loss	(752.1)	(322.9)	(45.7)	(1,606.9)	(1,015.3)	(143.2)
Other comprehensive loss:
Foreign currency translation adjustments, net of nil income taxes	97.3	15.9	2.2	(391.9)	41.2	5.8
Comprehensive loss	(654.8)	(307.0)	(43.5)	(1,998.8)	(974.1)	(137.4)
Comprehensive loss attributable to non-redeemable non-controlling interests	20.1	28.0	3.9	42.5	75.0	10.6
Comprehensive loss attributable to redeemable non-controlling interests	—	—	—	0.5	—	—
Comprehensive loss attributable to ECARX Holdings Inc.	(634.7)	(279.0)	(39.6)	(1,955.8)	(899.1)	(126.8)

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ECARX Holdings Inc.

Condensed Consolidated Statement of Comprehensive Loss (continued)

	Three months Ended December 31			Year Ended December 31
	2022	2023	2023	2022	2023	2023
Millions, otherwise noted	RMB	RMB	USD	RMB	RMB	USD
Loss per ordinary share
–Basic and diluted loss per share, ordinary shares	(3.26)	(0.87)	(0.12)	(8.02)	(2.79)	(0.39)
Weighted average number of ordinary shares used in computing loss per ordinary share
–Weighted average number of ordinary shares	248,341,808	337,442,347	337,442,347	239,296,386	337,407,225	337,407,225

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ECARX Holdings Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

Adjusted EBITDA

We use adjusted EBITDA in evaluating our operating results and for financial and operational decision-making purposes. Adjusted EBITDA is defined as net loss excluding interest income, interest expense, income tax expenses, depreciation of property and equipment, amortization of intangible assets, and share-based compensation expenses.

Adjusted EBITDA should not be considered in isolation or construed as alternatives to net loss or any other measures of performance or as indicators of our operating performance. Investors are encouraged to compare our historical adjusted EBITDA to the most directly comparable GAAP measure, net loss. Adjusted EBITDA presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

	Three Months Ended December 31			Year Ended December 31
	2022	2023	2023	2022	2023	2023
Millions, otherwise noted	RMB	RMB	USD	RMB	RMB	USD
Net Loss	(752.1)	(322.9)	(45.7)	(1,606.9)	(1,015.3)	(143.2)
Interest income	(5.0)	(7.6)	(1.1)	(13.8)	(30.5)	(4.3)
Interest expense	16.1	21.2	3.0	44.5	79.3	11.2
Income tax (expenses)/benefits	20.1	(3.9)	(0.5)	29.1	(3.6)	(0.5)
Depreciation of property and equipment	14.6	14.3	2.0	50.5	54.0	7.6
Amortization of intangible assets	6.3	14.0	2.0	24.0	31.8	4.5
EBITDA	(700.0)	(284.9)	(40.3)	(1,472.6)	(884.3)	(124.7)
Share-based compensation expenses	478.5	52.5	7.4	725.7	174.0	24.5
Adjusted EBITDA	(221.5)	(232.4)	(32.9)	(746.9)	(710.3)	(100.2)

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